UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

NATION ENERGY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

632383 10 5
(CUSIP Number)

David Csumrik Palm Court, 28 Pine Road Belleville, St. Michael Barbados Telephone 246.435.8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 18, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	632383 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAYCO INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,055,000 Shares of Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,055,000 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,055,000 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category of Source	Symbol
Broker-dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
4 Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
  Security and Issuer

  Common Stock, par value $0.001

  Nation Energy, Inc. ("Nation")
  Suite 1100 - 609 West Hastings Street
  Vancouver, British Columbia, Canada V6B 4W4

  Identity and Background

  Jayco Investments Inc., is a company incorporated pursuant to the laws of Barbados, having an address at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados.

  During the last five years, Jayco Investments Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). nor has it been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The sole director, executive officer of Jayco Investments Inc. is David Csumrik. David Csumrik is a Canadian citizen, residing at Belleville, St. Michael, Barbados. David Csumrik has no other connection with Nation Energy Inc. The sole and controlling shareholder of Jayco Investments Inc. is John Hislop. John Hislop is a Canadian citizen, residing at Vancouver, British Columbia. Mr. Hislop is also the Chairman of the Board, Vice President, Chief Financial Officer, Secretary and a Director of Nation Energy Inc.

  Source and Amount of Funds or Other Considerations

  Jayco Investments Inc. acquired 11,055,000 common shares in the capital stock of Nation as of July 18, 2003. The transaction was effected pursuant to an agreement of purchase and sale dated June 30, 2003 between Jayco Investments Inc. and Cubix Investments Ltd. for the cash purchase price of Cdn$946,735.

  The purchase of 11,055,000 common shares of Nation acquired by Jayco Investments Inc. represents 69% of the issued and outstanding common shares in the capital stock of Nation.

  Purpose of Transaction

   The purpose of the transaction described above was for investment purposes only.

  Jayco Investments Inc. does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of Nation; an extraordinary corporate transaction involving Nation or its subsidiaries; a sale or transfer of a material amount of Nation's or its subsidiaries' assets; any change in the present board of directors or management of Nation; any material change in the present capitalization or dividend policy of Nation; any other material change in Nation's corporate structure; any changes to Nation's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of Nation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of Nation becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

  Interest in Securities of the Issuer

  Jayco Investments Inc. beneficially owns an aggregate of 11,055,000 shares of common stock (69%) of Nation Energy, Inc.

  Jayco Investments Inc. has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 11,055,000 shares of common stock (69%) of Nation Energy, Inc.

  Jayco Investments Inc. has not effected any other transaction in the shares of common stock of Nation in the past sixty days.

  John Hislop beneficially owns, 100 common shares of Jayco Investments Inc., being 100% of the issued and outstanding shares of Jayco Investments Inc. as at the date hereof. John Hislop has the sole power to vote or direct the vote and to dispose or direct the disposition of 100 shares of common stock (100%) of Jayco Investments Inc. John Hislop has not effected any other transaction in the shares of common stock of Jayco Investments Inc. in the past sixty days.

  Contracts, Arrangements, Understandings or Relationships
  with Respect to Securities of the Issuer

  John Hislop, the Chairman, Vice-President, Chief Financial Officer, Secretary and Director of Nation also is the sole and controlling shareholder of Jayco Investments Inc. There are no other contracts, arrangements, understandings, or relationships between Jayco Investments Inc. and any other person with respect to any securities of Nation.

  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2003

/s/ David Csumrik
Signature

David Csumrik, sole director, and officer of Jayco Investments Inc.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).